

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2017

Uli Hacksell
President and Chief Executive Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, Maryland 21202

  Re: Cerecor Inc.
   Preliminary Proxy Statement on Schedule 14A
   Filed May 12, 2017
   File No. 001-37590

Dear Dr. Hacksell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

               Division of Corporation Finance
               Office of Healthcare and
               Insurance